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                           December 8, 2021

       Diana Abril
       Chief Legal Officer
       AgileThought, Inc.
       222 W. Las Colinas Blvd. Suite 1650E
       Irving, Texas 75039

                                                        Re: AgileThought, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 30,
2021
                                                            File No. 333-261425

       Dear Ms. Abril:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-6001 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jennifer Carlson